Exhibit 12.1

SOUTHWESTERN PUBLIC SERVICE COMPANY

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

	Year Ended December 31,
	2003	2002	2001	2000(a)	1999
	(in thousands, except ratios)
Earnings:
Net income	$82,293	$73,882	$130,100	$69,492	$102,709
Provisions for Federal and state taxes on income	51,341	43,363	71,175	55,853	59,399
Fixed charges as below	54,476	54,913	57,276	75,938	64,888
Less: Undistributed equity in earnings of	—	—	—	—	—
unconsolidated affiliates

Total	$188,110	$172,158	$258,551	$201,283	$226,996

Fixed Charges:
Interest charges, excluding AFC — debt	$48,304	$47,063	$49,426	$68,088	$57,038
Distributions on redeemable preferred securities of subsidiary trust	6,172	7,850	7,850	7,850	7,850

Total	$54,476	$54,913	$57,276	$75,938	$64,888

Ratio of earnings to fixed charges	3.5	3.1	4.5	2.7	3.5

(a)	The 2000 ratio of earnings to fixed charges has been adjusted to reflect the implementation of Statement of Financial Accounting Standards No. 145, which became effective in 2002 and requires retroactive restatement of prior periods. Interest charges and financing costs of $8.225 million related to the defeasance of our first mortgage bonds, previously disclosed in Extraordinary items, was reclassified to Interest charges and financing costs. Associated income tax benefits of $2.923 million have been reclassified from Extraordinary items to Income taxes.